1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 25, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Announcement on Status With Regard to the Implementation of

the Undertakings Given by the Shareholder Holding

Non-tradable Shares under the Share Reform Plan

The Company implemented the share reform plan for non-tradable shares on March 31, 2006. This announcement sets out the status with regard to the implementation of the undertakings given by Yankuang Group Corporation Limited, the only shareholder holding non-tradable shares of the Company as at the date hereof.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company”) implemented the share reform plan for non-tradable shares on March 31, 2006. As at the date of this announcement, the status with regard to the implementation of the undertakings given by Yankuang Group Corporation Limited (“Yankuang Group”), the only shareholder holding non-tradable shares of the Company, is set out as follows:

Name of Shareholder	Special Undertakings	Performance of Undertaking
Yankuang Group	(1) The formerly non-tradable shares held by Yankuang Group in the Company should not be listed for trading within forty-eight months since the date of the implementation of the share reform plan;	The formerly non-tradable shares held by Yankuang Group in the Company have not been traded.

(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power operations which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project which are in line with the Company’s development strategies to enhancing the operating results of the Company and reducing the connected transactions and competition between Yankuang Group and the Company. Yankuang Group would allow the Company to participate and invest in, for the purpose of the co-development of, the coal liquefaction project which is being developed by Yankuang Group.

the Company. Yankuang Group is in the process of implementing its other undertakings and there has not been material progress in this respect.
(3) All related expenses accrued by the shares reform for the non-tradable shares should be borne by Yankuang Group.	The undertaking has been fulfilled.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng City, Shandong Province, PRC, September 25, 2008

ABOUT THE COMPANY

OUR CONTACT INFORMATION OF THIS RELEASE IS:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310